Filed by Longview Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp. II

Commission File No. 001-40242

Date: July 15, 2021

HEARTFLOW COMMUNICATION

Dear HeartFlow Team,

I am thrilled to share that we have taken the first step towards becoming a publicly traded company. After all the years of hard work and effort dedicated to revolutionizing precision heart care, this is a tremendous milestone for the company and I could not be prouder of the team!

This morning, we announced that HeartFlow is planning to become a publicly traded company through a business combination transaction with Longview Acquisition Corp. II, a SPAC or Special Purpose Acquisition Company (click [LINK] to read our press release). The transaction will enable us to better leverage the capital markets to invest more heavily in our mission, further accelerate our growth and accomplish our goals. We are thrilled to partner with Longview, which is sponsored by an affiliate of Glenview Capital Management, a leading healthcare investment firm led by Larry Robbins.

To further explain and discuss the announcement, we will hold two special mandatory All-Hands meetings: one at 9 am PT and the second at 3 pm PT so all employees will have a chance to participate. During the All-Hands, I will share more about what this transaction means for HeartFlow and the positive impact it will have on our business. Most importantly, we will remain the same company and will ask each of you to continue to deliver excellence in your roles so we can continue to build a great business.

I know this announcement is exciting and it may generate interest from media, financial analysts, former HeartFlow employees and your family and friends. All the “rules of the road” will be discussed in more detail during the All-Hands meeting but in the interim, it is imperative that you:

•	Do not discuss the announcement with anyone externally. If asked by friends and family, only share the public information that is included in the press release issued today.
•	Do not take calls / emails from reporters or analysts or anyone outside of HeartFlow on this topic. Please forward any inquiries to investors@heartflow.com or Jennie Kim, VP of Marketing.
•	Do not post on social media other than to repost or share posts about the announcement from the corporate HeartFlow channel.

I also urge you to review the attached FAQs, which will likely answer at least some of the initial questions that you may have about this news. There will be more information provided as we move along our path to become a publicly traded company.

I am incredibly excited about this milestone and want to thank each of you for your commitment and contributions to the business, and for always keeping the patients we serve as our priority. I am truly humbled and proud of all that we’ve accomplished together and look forward to sharing more information about this exciting development with you.

With my deepest appreciation,

John

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Longview Acquisition Corp. II (“Longview”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview’s common stock in connection with Longview’s solicitation of proxies for the vote by Longview’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

HeartFlow Holding, Inc. (“HeartFlow”) and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Longview’s and HeartFlow’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Longview’s and HeartFlow’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Longview’s and HeartFlow’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and HeartFlow prior to the Business Combination, and New HeartFlow following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and HeartFlow or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and HeartFlow following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (8) the success, cost and timing of HeartFlow’s and the combined company’s product development activities; (9) the inability of HeartFlow or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (10) the inability of HeartFlow or the combined company to identify, in-license or acquire additional technology; (11) the inability of HeartFlow or the combined company to maintain HeartFlow’s existing license, manufacturing, supply and distribution agreements; (12) the inability of HeartFlow or the combined company to compete with other companies currently marketing or engaged in the development of treatments for the indications that HeartFlow is currently pursuing for its product candidates; (13) the size and growth potential of the markets for HeartFlow’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (14) the pricing of HeartFlow’s and the combined company’s products and services and reimbursement for medical procedures conducted using HeartFlow’s and the combined company’s products and services; (15) HeartFlow’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (16) HeartFlow’s and the combined company’s financial performance; and (17) the impact of COVID-19 on HeartFlow’s business and/or the ability of the parties to complete the Business Combination; and (18) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Longview’s other filings with the SEC.

Longview cautions that the foregoing list of factors is not exclusive. Longview cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Longview does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.